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                                                                      EXHIBIT 6

The following is excerpted from pages 18-19 of Company's Definitive Proxy Statement for fiscal year 1995, which was mailed to shareholders of Company on or about July 7, 1995.

                          CHANGE OF CONTROL AGREEMENTS

         The Board of Directors has unanimously approved change of control agreements (the "Agreements") between the Corporation and certain of the named executive officers of the Corporation. At February 28, 1995, the Corporation had Agreements in place with each of the named executive officers (the "Executives"). Each Agreement provides that the Executive will receive compensation for 30 months if his employment is terminated (voluntarily or involuntarily) for any reason other than gross misconduct, death, permanent and total disability, or reaching age 65 (or age 60 in Mr. Ellwood's case), provided such termination occurs within 24 months after certain defined events which might lead to a change of control of the Corporation. The compensation will be paid at a rate equal to the Executive's then current salary and target incentive. The compensation is subject to a minimum annual rate of not less than the Executive's average compensation for the preceding three calendar years, and is subject to reduction if the aggregate present value of all payments would exceed three times the Executive's "annualized includible compensation," as defined in Section 280G of the Internal Revenue Code, for the Executive's most recent five taxable years. The Executive will also continue to have "employee" status for the 30-month period and will be entitled to retain most employee benefits and rights during this period.

         The estimated aggregate amounts presently payable to the following executive officers in the event of a change of control would be (assuming each executive officer receives payments for the maximum 30-month period): Mr. Bernard $1,765,933; Mr. Alampi $1,067,623; Mr. Ellwood $473,534; Mr. Hough
$460,003; and Mr. Fletcher $660,440. The foregoing does not include the value of any employee benefits which might be payable to the officer during the 30-month period. These benefits would include participation in the Corporation's health and welfare plans, disability insurance policies, continued vesting of stock options and any outstanding restricted stock awards, and continuation of years of service for pension and other retirement plan benefit compensation purposes. The value of these benefits cannot be computed.

         The Corporation may cease payments in the event the Executive breaches certain non-competition or confidentiality covenants. The Corporation also has the right to terminate the Agreements upon a one-year notice, except as to rights already accrued as a result of an event which has triggered the change of control provisions of the Agreements. The Board of Directors believes that the terms and conditions of the Agreements are in the best interest of the Corporation because the Agreements will enable the Executives to continue to focus on activities providing for the maximum long-term value to the Corporation's shareholders, even when faced with the possible change of control of the Corporation.